Exhibit 99.1

China Sunergy Announces Resignation of CEO Mr. Stephen Zhifang Cai and

Founder and Chairman Tingxiu Lu Returns as CEO

NANJING, China, September 19, 2014 - China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, today announced that Mr. Tingxiu Lu, an industry veteran, chairman of the board and one of the Company’s founders, will rejoin the Company’s executive management team as Chief Executive Officer, effective in September. Mr. Stephen Zhifang Cai, China Sunergy’s former chief executive officer, tendered his resignation from the Company for personal reasons.

Mr. Lu served as the Company’s chief executive officer from October 2006 to July 2007 and continuously served as the Company’s chairman of the board since 2007. He brings broad operational, management and technological experience, and deep industry knowledge to China Sunergy. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

Mr. Lu commented, “In recognition of Stephen’s service, I would like to extend my personal appreciation for his dedicated services and contributions to China Sunergy, especially in the past several years when the solar industry has undergone very challenging dynamics. I am honored, energized and very excited to be back in a highly active role with the Company. I will focus on the strategic initiatives in the hope of revitalization, innovation and creation of value for our customers and shareholders.”

Upon the appointment of Chief Executive Officer, Mr. Lu will retire from all of his executive positions in China Electric Equipment Group Co., Ltd., or CEEG.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Investor Relations

Phone: + 86 25 5276 6666

Email: Elaine.li@chinasunergy.com

4

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

5